Board of Management

Vedior

03 JAN 21 AM 7:21

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
www.vedior.com
HR. Amsterdam 33292225

SUPPL

Amsterdam, 7 January 2003

03003449

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior

Amsterdam, The Netherlands

Vedior announces early retirement of Vice Chairman

For immediate release on 7 January 2003

John Rowley, Vedior's Vice Chairman and Chief Operating Officer would have been due to retire in February 2004, however, it is his personal wish to accelerate this process given his desire to pursue business interests closer to home.

The Board of Management wishes to thank him for his valuable contribution to the Group's commercial operations since his appointment to Vedior's Board of Management in 2001 and prior to that, as Commonwealth Zone Manager for the Select division.

During 2002, Vedior made a number of announcements that effectively put in place its next generation of senior management and laid the foundation for a more effective operational structure. Given the new management structure announced in December 2002, there are no plans to appoint a new COO. With immediate effect, members and proposed members of the Board of Management will take increased responsibility for those operating companies reporting to them. The advantage of these new reporting lines is that, with some minor exceptions, each of Vedior's operating companies now reports directly to a member of the Board of Management within a flatter management structure.

The final part of this process, to announce a successor upon the retirement, in February 2004, of Vedior's Chairman of the Board of Management and Chief Executive Officer, Tony Martin, will be finalised during the course of 2003.

Notes to Editors:

With annual 2001 sales of € 6,766 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 29 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names. These temporary staffing services accounted for approximately 96% of our sales in 2001.

For further information, please contact:

Tony Martin, *Chairman*	+31 (0)20 573 5653
Zach Miles, Vice Chairman	+31 (0)20 573 5626
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609